EXHIBIT 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	FOURTH QUARTER 2005

STABLE EARNINGS…

The first three quarters of 2005 were without any significant negative variations from our cash flow plan. We planned to distribute a total of $1,290,000 ($27.87 per unit) for the First, Second and Third Quarters of 2005 and we actually distributed $1,305,000 ($28.20 per unit). The Fourth Quarter of 2005 distribution of $2,000,000 ($43.21 per unit) is higher than the planned distribution of $430,000, due to the sale of the North Richland Hills, TX property in December of 2005 (see property highlights on page 2.)

The portfolio is performing as expected without the variety of litigation issues we have experienced in past years. We expect consistent performance in 2006, with quarterly distributions projected to be $325,000 ($7.02 per unit) or an annualized projected return of approximately 7% based on the net asset value as of December 31, 2005 of approximately $410 per unit. The Blockbuster property re-positioning (see property highlights on page 2) during 2006 impacts the distribution yield by approximately 1.2%. We do expect to sell at least one property in 2006, which will dramatically increase the projected distributions.

Effective December 2005, we engaged our current accounting firm of Altschuler Melvoin and Glasser LLP to perform the 2005 audit and 2006 interim quarter reviews. The Partnership separately engaged their affiliate RSM McGladrey, Inc. to provide tax consultation and return preparation related to 2005.

DISTRIBUTION HIGHLIGHTS

•      $2,000,000 distributed for the Fourth Quarter of 2005 which is approximately $1,570,000 higher than originally projected primarily due to the “return of capital” from the Hooter’s- North Richland Hills, TX sale.

• $3,305,000 total amount distributed for the four Quarters of 2005, higher than budget primarily due to the sale of the Hooter’s- Richland Hills, TX property in December of 2005.

•      $43.21 per unit (approximately) for the Fourth Quarter of 2005 distribution, which includes a $32.53 per unit “return of capital”. The approximate annualized “operating return” for the four quarters of 2005 was 8.8% based on the net asset value of $440 per unit as of December 31, 2004.

•      $1,348 to $1,199 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE
Property Highlights	2
Questions & Answers	2
New Contact Information	2

DIVALL 2 QUARTERLY NEWS	4 Q 05

PROPERTY HIGHLIGHTS

Lease Renewals

Ogden, UT (currently operated as a Blockbuster store): The lease on the current 6,000 square foot space expired on January 31, 2006. Management does not expect to compromise the rental value of this property long-term to accommodate Blockbuster’s current operating difficulties. We would prefer to absorb short-term vacancy losses and re-position the asset with a stronger and diversified tenancy.

Sales

North Richland Hills, TX (previously operated as a Hooter’s restaurant): The Partnership sold this property in December of 2005 to a closely held entity affiliated with the Hooter’s restaurant operator for $1,575,000.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the First Quarter of 2006 is scheduled to be mailed on May 15, 2006.

•	What was the December 31, 2005 net asset value?

The net asset value was $410 per unit. See enclosed Net Asset Value letter from the General Partner.

•	When can I expect to receive my 2005 Schedule K-1?

IRS regulations do not require the 2005 K-1’s to be mailed out until April 15th, but we plan to mail the K-1’s by March 15, 2006.

•	I’ve moved, how do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below. As noted in our Third Quarter of 2005 newsletter the information below contains recent changes.

NEW CONTACT INFORMATION

MAIL:	DiVall Investor Relations
c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE:	1-800-547-7686
FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2005

	PROJECTED	ACTUAL	VARIANCE
	4TH QUARTER 12/31/2005	4TH QUARTER 12/31/2005	BETTER (WORSE)
OPERATING REVENUES
Rental income	$725,050	$696,751	$(28,299)
Interest income	2,195	6,554	4,359
Gain on sale of property	0	668,168	668,168
Other income	0	8,857	8,857

TOTAL OPERATING REVENUES	$727,245	$1,380,331	$653,086

OPERATING EXPENSES
Insurance	$9,729	$9,715	$14
Management fees	52,230	53,136	(906)
Overhead allowance	4,311	4,296	15
Advisory Board	3,500	3,500	0
Administrative	6,030	5,749	281
Professional services	11,190	14,533	(3,343)
Auditing	16,200	19,285	(3,085)
Legal	9,000	2,262	6,738
Property Expenses	3,900	3,273	627

TOTAL OPERATING EXPENSES	$116,090	$115,749	$341

INVESTIGATION AND RESTORATION EXPENSES	$0	$114	$(114)

NON-OPERATING EXPENSES
Depreciation	65,358	62,292	3,066
Amortization	3,198	3,198	(0)

TOTAL NON-OPERATING EXPENSES	$68,556	$65,491	$3,065

TOTAL EXPENSES	$184,646	$181,354	$3,292

NET INCOME	$542,599	$1,198,977	$656,378

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	68,556	65,491	(3,065)
Recovery of amounts previously written off	0	(2,857)	(2,857)
Gain on sale of property	0	(668,168)	(668,168)
(Increase) Decrease in current assets	(281,467)	(202,766)	78,701
Increase (Decrease) in current liabilities	6,625	(32,750)	(39,375)
(Increase) Decrease in cash reserved for payables	(8,795)	27,954	36,749
Current cash flows advanced from (reserved for) future distributions	115,900	126,256	10,356

Net Cash Provided From Operating Activities	$443,418	$512,136	$68,718

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(1,500)	(3,535)	(2,035)
Recovery of amounts previously written off	0	2,857	2,857
Net proceeds from sale of property		1,505,426	1,505,426

Net Cash (Used In) From Investing And Financing Activities	$(1,500)	$1,504,748	$1,506,248

Total Cash Flow For Quarter	$441,918	$2,016,885	$1,574,967
Cash Balance Beginning of Period	808,422	791,133	(17,289)
Less 3rd quarter 2005 distributions paid November 2005	(430,000)	(435,000)	(5,000)
Change in cash reserved for payables or future distributions	(107,105)	(154,210)	(47,105)

Cash Balance End of Period	$713,234	$2,218,808	$1,505,574

Cash reserved for 4th quarter 2005 L.P. distributions	(430,000)	(2,000,000)	(1,570,000)
Cash reserved for payment of accrued expenses	(100,658)	(90,653)	10,005
Cash advanced from (reserved for) future distributions	(64,813)	0	64,813

Unrestricted Cash Balance End of Period	$117,763	$128,155	$10,392

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$430,000	$2,000,000	$1,570,000
Mailing Date	02/15/2006	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2005

PORTFOLIO	(Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	9,250	1.43%						646,425	9,250	1.43%
DENNY’S	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	70,000	8.28%		52,813	0	0	0.00%	897,813	70,000	7.80%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of December 31, 2005.
2:	The Blockbuster lease is set to expire as of January 31, 2006 in the 6,000 square foot space. Management does not expect to compromise the rental value of this property long-term to accommodate Blockbuster’s currrent operating difficulties. We would prefer to absorb short-term vacancy losses and re-position the asset with a stronger and diversified tenancy.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2005

PORTFOLIO	(Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
SUNRISE PRESCHOOL	PHOENIX, AZ	1,084,503	123,318	11.37%		79,219	33,047	0	0.00%	1,182,735	123,318	10.43%
						19,013	6,710	0	0.00%
PANDA BUFFET	GRAND FORKS, ND	739,375	35,000	4.73%						739,375	35,000	4.73%

WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		13,614,751	1,485,408	10.91%		640,021	69,606	0	0.00%	14,254,772	1,485,408	10.42%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of December 31, 2005.
2:	The Blockbuster lease is set to expire as of January 31, 2006 in the 6,000 square foot space. Management does not expect to compromise the rental value of this property long-term to accommodate Blockbuster’s currrent operating difficulties. We would prefer to absorb short-term vacancy losses and re-position the asset with a stronger and diversified tenancy.